SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

INTERNATIONAL RECTIFIER CORPORATION

(Name of Subject Company)

INTERNATIONAL RECTIFIER CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460254-10-5

(CUSIP Number of Class of Securities)

Timothy Bixler, Esq.

Vice President, General Counsel and Secretary

233 Kansas Street

El Segundo, CA 90245

310-726-8000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Arthur Fleischer, Esq.

Peter S. Golden, Esq.

Philip Richter, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY  10004

(212) 859-8000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 14 is to amend, supplement or restate, as applicable, the information set forth in Items 2, 4 and 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by International Rectifier Corporation, a Delaware corporation (the “Company”) on September 29, 2008, as amended by Amendment No. 1 and Amendment No. 2 thereto on September 30, 2008, Amendment No. 3 thereto on October 2, 2008, Amendment No. 4 thereto on October 3, 2008, Amendment No. 5 and Amendment No. 6 thereto on October 6, 2008, Amendment No. 7 and Amendment No. 8 thereto on October 7, 2008, Amendment No. 9 thereto on October 8, 2008, Amendment No. 10 thereto on October 9, 2008, Amendment No. 11 and Amendment No. 12 thereto on October 10, 2008, and Amendment No. 13 thereto on October 14, 2008.

Item 2.                Identity and Background of Filing Person

The following is added after the last paragraph of Item 2(b) (Tender Offer) on page 2:

“On October 13, 2008, Vishay announced that it had terminated the Offer. As a result, the Company does not intend to file any further amendments to this Statement.”

Item 4.                The Solicitation or Recommendation.

The following is added after the last paragraph of subsection “Background of the Recommendation” of Item 4(b) (Background of the Recommendation; Reasons for the Recommendation) on page 16:

“On October 13, 2008, Vishay announced that it had terminated the Offer. As a result, the Company does not intend to file any further amendments to this Statement.”

The first paragraph of subsection “Reasons for the Recommendation” of Item 4(b) (Background of the Recommendation; Reasons for the Recommendation) on page 16 is hereby amended in its entirety to read as follows:

“The Board of Directors consulted with the management of the Company and the Company’s financial and legal advisors and determined to reject Vishay’s $23.00 per Share proposal of September 10, 2008, and the Offer and make the recommendation set forth above for the following reasons:”

Item 8.                Additional Information.

The first sentence of Item 8(e) (Forward-Looking Statements) is hereby amended in its entirety to read as follows:

“This Statement contains ‘forward-looking statements.’”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL RECTIFIER CORPORATION

By:	/s/ Timothy Bixler
Timothy Bixler
Vice President, General Counsel and Secretary

Dated: October 14, 2008